Mail Stop 4720

August 13, 2009

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: Community Health Systems, Inc.**
> **Form 10-K**
> **Filed February 27, 2009**
> **Response filed June 12, 2009**
> **File No. 001-15925**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey Bagner
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Fax: 212-859-4000